Filed by Unity Software Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ironSource Ltd.

Commission File No.: 001-40539

The following communications are being filed in connection with Unity Software Inc.’s merger with ironSource Ltd.:

Internal FAQs

GENERAL DEAL QUESTIONS

What’s happening?

We have announced that we have entered into a definitive agreement to merge with ironSource with a no-shop clause.

ironSource is a leading business platform that allows creators to prosper in the app economy by turning their apps into profitable businesses. Their capabilities complement and complete Unity’s end-to-end platform, allowing creators to more easily create, run, publish, grow, and monetize live games and RT3D content in other verticals in one centralized place:

•

ironSource’s network integrates with Operate Solutions by bringing greater scale and data through an expanded cross-channel discovery, user acquisition, monetization channels, and new creative and analytics capabilities.

•	The addition of SuperSonic to Create’s existing offering brings best-in-class games publishing to creators.

•	ironSource’s leading ad mediation platform better fuses our Create and Operate businesses, further supporting creators’s success.

When will the deal close?

We expect the deal to close in the 4th quarter of 2022.

How will it be financed? How does this align with our cost-saving efforts?

This is a proposed all-stock transaction that is expected to close during Unity’s 4th quarter of 2022 and is subject to customary closing conditions, and regulatory and shareholder approval. The Unity Board approved up to $2.5 billion in share buyback over the next 24 months, and SilverLake and Sequoia, the two largest Unity shareholders, are investing another $1B in Unity, demonstrating their belief in the value creation potential.

Why is it happening? Why now?

Over the past year, we’ve been focused on fine-tuning our platform of tools, solutions, and services that deliver the most value for creators – regardless of what engine they choose to build on. This deal leapfrogs the time to build and accelerates our platform, bringing highly synergistic capabilities and scale that will benefit creators, publishers, and advertisers.

Couldn’t Unity have built what it’s getting from the combination with ironSource?

Unity has strong R&D capabilities, but creating products at scale that developers trust involves risk, capital, and significant time. ironSource provides multiple complementary products that pull forward, by several years, products and initiatives that are on our roadmap today. Bringing these new features and technologies to our customers sooner aligns with our North Star of working on the behalf of creators. Joining forces with ironSource helps us get there faster and accelerates how we bring additional value to creators and power their success.

So Unity is merging with an ad tech company?

This is a truly unique deal for Unity. Typically, we have acquired companies that are relevant to one side of our business. While great synergies already exist between Create and Operate, the ironSource deal brings something unique to both sides of these businesses and further helps to integrate them with more value for our customers. As you can see by the proposed ownership split outlined in the intent to merge press release, this is not a merger of equals. However, we plan to fully integrate ironSource into Unity should the deal close.

Are we shifting away from our core business to become an ad tech company?

No. Unity is about lowering the barriers for creators to make games / RT3D content and experiences by providing easy access to the tools that allow them to succeed in their growth journey—from creation to monetization. This deal allows us to enable more creators to monetize their games/content so they can successfully run a robust business while they create more games/content.

How does this affect our current customers and partners?

The combined company will deliver more value to our customers and partners. ironSource complements our end-to-end platform, allowing creators to more easily create, run, publish, grow, and monetize live games and RT3D content, turbocharging Unity’ Create/Operate flywheel of growth to better support creators’ success.

ironSource brings a leading ad mediation platform; expanded cross-channel discovery, user acquisition, and monetization channels; and new creative and analytics capabilities which greatly complement Unity’s core creation tools, cloud, devops, professional services, game services, and creator destinations. The combined reach of Unity & ironSource’s 3B+ MAUs provides added scale and data benefits, delivering better performance for customers, including improved ROAS for ad buyers and monetization for publishers.

I’ve seen developers talking negatively about ironSource’s involvement in malware campaigns or being behind malware spreading. Is this their approach to business?

These are old articles which reference a historical desktop activity that was deprecated and spun off several years ago. Like any large-scale desktop advertising platform, despite monitoring and enforcement ironSource occasionally suffered from “bad actors” who tried to abuse the platform. ironSource has long focused on developing products for mobile game and app developers and doesn’t operate any desktop software distribution platforms today.”

Am I allowed to buy ironSource stock?

Given the high amount of interaction between Unity and ironSource during this period, there is a high likelihood of inference that our employees may have material nonpublic information about ironSource. Therefore we strongly encourage all employees not to purchase ironSource stock. All trades must always be in compliance with our Insider Trading Policy. As always, you should only trade in compliance with our insider trading policy which prohibits trading if you have material nonpublic information about a company (not just Unity).

Are there any data security concerns that arose during the due diligence process?

In every deal we consider, legal due diligence is part of the deal process. We have done diligence on ironSource’s compliance program, and Unity has a solid compliance reputation. This is one potential synergy that we will work on together after close to ensure users, and their data, are protected.

PEOPLE-RELATED QUESTIONS

I thought we were reducing costs and trying to save money. Were layoffs part of the way we found the cash for this deal?

Our decision to combine with ironSource is unrelated to our recent reduction in force. As a company, we evaluate M&A opportunities on a regular basis as we assess the performance of our business to make sure we are focusing on the right initiatives that drive the most value for our customers, our investors, and our shareholders.

What’s the rationale behind laying people off one week and planning to integrate another 1,400+ team members two weeks later?

The two decisions, while not connected to each other, are the result of a regular process through which we assess our resources against business priorities and performance to make sure we focus on the right key areas that will help us deliver on our vision and our mission.

This process, while painful when it leads to difficult decisions that impact programs and people, allows us to identify where we need to double down and invest more to get closer to our goals. This is also why we’ve been working with people who were impacted by the layoffs on redistributing as many as we can into roles that more directly support these goals.

Does the ironSource team have duplicate technology and skill sets to Unity? Will integrating the team lead to more layoffs?

While we have announced the intent to merge, we don’t expect to close until late Q4. For now, it is business as usual and we have no plans to make any changes to our offerings. Over the coming months and after close, we will learn more about ironSource’s products and teams and we will work together on an integration plan that will align us to provide the best offering for our users.

Is there more M&A activity coming?

As a company, we evaluate M&A opportunities on a regular basis as we assess the performance of our business to make sure we are focusing on the right initiatives that help us position Unity for long-term growth.

Will Unity now have an office in ironSource’s hometown? Will Unity be looking to actively expand in ironSource’s region from this office?

We will retain a strong presence in Israel with Tel Aviv being a strategic hub with R&D and business functions and will explore expansion opportunities when and if relevant.

How does this affect my equity awards or holdings?

Nothing changes to the terms of your RSUs in light of the announcement.

While a deal like this, where we issue stock is a dilutive event (e.g., there will be more Unity shares outstanding), the share buyback program (where we buy back shares so that there are less shares outstanding) is expected to counteract the dilution. Again, this deal has no impact on the vesting or other terms of your RSUs/Options. More about RSUs here.

COMMUNICATIONS QUESTIONS

Are there restrictions on what I can and cannot say about the ironSource deal?

Yes. Because we are still in the middle of the closing process, there are very strict limitations on any publicity or other communications related to the deal.

There are legal rules in place so that this deal is done as part of an SEC process that is tightly controlled and fair to investors. Under these rules, communications that might otherwise seem routine could be viewed as promoting Unity outside of that approved process, and so such communications are strictly limited or prohibited.

Also, please always remember not to discuss externally (including on social media) any confidential, financial, sensitive, or proprietary information about Unity or our customers. If you receive any questions or a request for comment from any media entity, immediately reach out to Ryan Wallace (ryan.wallace@unity3d.com).

Do these restrictions only apply to U.S. employees?

No. These are global communications restrictions and apply to all Unity employees, both inside and outside the U.S.

Can I post anything on my social media accounts about the ironSource deal, and can I retweet, like, etc.?

No, you cannot. You cannot tweet, retweet, like, share, or otherwise communicate in writing or on recorded media about ironSource details or other Unity confidential information, and under no circumstances should you link to or forward the deal terms or press release, even though it is publicly available. Any failure to adhere to this may jeopardize the timing of the close.

Can I talk to my friends and family about the ironSource deal?

We ask that, to the extent possible, you avoid verbally discussing the proposed deal, and that you do not put any such communications in writing. We know this is a milestone for Unity and a source of excitement and pride for all of us. While it’s ok to be excited about this deal, you should not be encouraging others to invest, or sharing non-public information with anyone. In general, please say that you can’t comment on it. If someone asks, it is okay to confirm that an intent to merge has been made public.

If a former Unity employee reaches out to me about the ironSource deal, what should I say?

If they have specific questions about their Unity stock, please have them reach out to stockadmin@unity3d.com. If they have other questions about the deal, you should tell them you are not able to comment.

Who at Unity is authorized to talk about the ironSource deal?

Any and all public statements regarding the ironSource deal must be authorized and given only by John Riccitiello, Luis Visoso, Anthony Blackburn, Richard Davis, and/or Pascale Marchand. These members of our leadership team are the only individuals authorized to speak on behalf of Unity regarding the ironSource Deal. Any other communications relating to the ironSource deal may violate securities laws. Any failure to adhere to this may jeopardize the deal and increase Unity’s liability.

My customers have questions about the ironSource deal. Can I answer them?

You are only permitted to tell customers the following: “I can’t comment on Unity’s deal with ironSource other than to say customers should experience no change in our day-to-day business at this time.” For the customer-facing teams, there are clear talking points to adhere to when reaching out to our customers. If you have questions, please reach out to Steve Webb (steve.webb@unity3d.com).

If the media reaches out to customers/partners, what should they say?

If customers or partners are contacted by members of the media, please ask them to contact Ryan Wallace (ryan.wallace@unity3d.com).

With all of these confidentiality rules and regulations, what can we talk about? What is considered business as usual communication?

While there are strict rules around any communications related to the ironSource deal and other confidential Unity information, you can and should continue ordinary course business communications in serving our creator community and helping them successfully create and operate real-time 3D experiences. This includes communications regarding publicly available products and services, release plans (but only if previously announced by Unity), details on publicly available features and functionality of Unity products and services, etc. If you have a question about a communication stream, please reach out to Anthony Blackburn (anthonybl@unity3d.com) and Pascale Marchand (pascale.marchand@unity3d.com). Ordinary course of business communications do NOT include any confidential, financial, sensitive or proprietary information (also known as ‘material non-public information’) about Unity or our customers, including the following, which you should not talk about externally:

•	company valuation,

•	financial performance or growth rates,

•	business or financial projections,

•	market share or competitive position,

•	future company business plans, and

•	other confidential information including unannounced information regarding operations, potential acquisitions, personnel decisions, and legal matters.

Please err on the side of caution. If you are unsure and have a question about what you can talk about, please reach out comms@unity3d.com before taking action.

CUSTOMER SUCCESS QUESTIONS

As a salesperson / customer success person, how does my job change? Will my manager change?

Right now, nothing changes. ironSource will handle ironSource’s business independently of Unity handling Unity’s business. Until the deal closes, it is business as usual. In that time, and after close, we can continue to learn more about each other and our complementary products.

What are the plans to retain key customer contacts, including sales, customer support, and services? Are there short-term or long-term plans to consolidate these functions or replace these functions?

Right now, it is business as usual. Until the deal closes, ironSource and Unity will continue to handle their business – including support, sales, contracts, services, etc. – independently of one another. For now, there are no plans to make changes to our platform or offerings. We have reached out to our key customers and partners to inform them of this plan and reassure them that nothing changes and we are here for them while this situation evolves. We have also created talking points that will be shared with the Ads Sales and Customer Success teams to ensure they can have the same conversation with their key partners.

UNITY MEDIATION TEAM-SPECIFIC FAQ

Given that ironSource has a mature mediation product in the market, what will happen to Unity Mediation?

While we have announced the intent to merge, the deal will not close until late Q4. An intent to merge is not the same thing as saying that today changes are happening – this means we are moving forward with all our current plans. This includes bringing Unity Mediation to our customers in August. To meet their needs and expectations, we have a big milestone to work toward and it is full steam ahead.

This also means we owe it to ourselves, and our customers/users, to continue to work diligently to show them the results of what we’ve been building with them in mind. With regards to ironSource’s mediation offering, we will use this time both before AND after close to learn more about each others’ products, teams, and how we can look forward to working together and giving customers the best possible mediation tools in the market. At this point there are no plans to make changes to our platform or offerings.

Between now and deal close, what do we do about our Mediation?

Unity very much needs its mediation solution in the market, and there are no guarantees about the deal closing. Therefore we will continue full-steam ahead to bring our mediation solution for both our customers and our benefit.

What will we do once the deal closes?

We don’t want to speculate as there is not only a lot of time between now and the projected close. While there are no more details to share until we learn more about their products and teams, we are excited about how we will come together to provide the best options for our users. In addition, there are no current plans to make changes to our platform or offerings. Rather than speculate, we will continue to focus on bringing Unity Mediation to our customers focus in August, and start to learn as much as we can about how we can possibly collaborate together in the future. As always (both before and after close), our primary goal is to continue executing a plan to do right by our customers, strengthen the Unity Ads network, and deliver our mediation solution to the market.

If the deal closes will we continue with two mediation products? What will this mean for my role?

Unity’s investment in ironSource is an indicator of just how important the overall ads business is not just for Unity, but the industry overall. In August, we will offer Unity Mediation to the market and we have a long road ahead of us on making Unity Ads stronger. It will take everyone in this organization’s help to do it. Over the coming months we will learn more about ironSource – how to work together, collaborate, and bring users the best possible solution together after close.

External FAQs

DEAL DETAIL-RELATED QUESTIONS

Q: What’s happening?

A:

•	Unity has announced today it has entered into a definitive agreement to merge with ironSource with a no-shop clause.

•	ironSource is a leading business platform that allows creators to prosper in the app economy by turning their apps into profitable businesses.

•

ironSource’s capabilities complement and complete Unity’s end-to-end platform, allowing creators to more easily create, run, publish, grow, and monetize live games and RT3D content in other verticals in one centralized place:

○

ironSource’s network will integrate with Unity’s Operate Solutions by bringing greater scale and data through an expanded cross-channel discovery, user acquisition, monetization channels, and new creative and analytics capabilities.

○	The addition of SuperSonic to Unity’s Create business’ existing offerings will bring best-in-class games publishing to creators.

○	ironSource’s leading ad mediation platform will better fuse Unity’s Create and Operate businesses, creating a more powerful flywheel that further supports creators’ success.

Q: When will the deal close?

A: We expect the deal to close in Unity’s fourth quarter of 2022.

Q: What is the nature of the deal? or What is a reverse triangular merger?

A:

•	The deal is a reverse triangular merger, which occurs when the larger company forms a subsidiary to purchase a target/smaller company, which then absorbs the subsidiary to create a new company.

•	This differs from a reverse merger, which involves a smaller private company absorbing a larger publicly-listed company.

Q: How will it be financed? How does this align with our cost-saving efforts?

A:

•	This is a proposed all-stock transaction that is expected to close during Unity’s 4th quarter of 2022 and is subject to customary closing conditions, and regulatory and securityholder approval.

•

The Unity Board authorized a share buyback program of up to $2.5 billion effective once the merger closes, and SilverLake and Sequoia, the two largest Unity securityholders, have fully committed to invest another $1B in Unity in the form of convertible notes to be issued at closing of the merger, demonstrating their belief in the value creation potential of the merger.

Q: Why pay a premium in an all-equity transaction?

A:

•	We believe that both ironSource and Unity have become meaningfully undervalued; ironSource even more so than Unity.

•

We view this transaction as a combination of two best-in-class and complementary businesses for the long term, made further attractive by significant synergies, which led us to an all-equity structure, retaining key ironSource leadership, while paying a highly attractive multiple for the business.

DEAL RATIONAL-RELATED QUESTIONS

Q:  Why is it happening? Why now?

A:

•	This deal leapfrogs the time to build and accelerates Unity’s platform, bringing highly synergistic capabilities and scale that will benefit creators, publishers, and advertisers.

•	It brings together two leaders who offer complementary product offerings to one another.

•	Importantly, the move brings us closer to a more balanced business model – 50% create and 50% grow.

Q:  Couldn’t Unity have built what it’s getting from the combination with ironSource?

A:

•	Unity has strong R&D capabilities, but creating products at scale that developers trust involves risk, capital, and significant time.

•

ironSource provides multiple complementary products that will pull forward, by several years, products and initiatives that are on our roadmap today. Bringing these new features and technologies to our customers sooner aligns with our North Star of working on the behalf of creators.

•	We believe that joining forces with ironSource helps us get there faster and accelerates how we bring additional value to creators and power their success.

Q:  Is Unity merging with ironSource because of its challenged Operate business?

A:

•	We seized this opportunity to leapfrog the time to build and accelerate how we bring additional value to creators and power their success.

•

The ironSource network markedly integrates with Unity’s Operate by bringing greater scale and data through an expanded cross-channel discovery, user acquisition, monetization channels, and new creative and analytics capabilities.

Q:  Two challenged companies are merging together – how is that good business/ good news?

A:

•

The economic engine for the mobile games industry is advertising (both for discovery and conversion of users into paying users). We know this business really well. We also know how to support Creators in the creation process. With this deal, we will be combining Unity’s strengths in mobile apps creation, game services, and monetization with ironSource’s excellence in mediation/publishing, ads creative tools, data, and analytics.

•

That’s good news for creators and publishers as our complementary data and product capabilities will give them access to better funding for user acquisition so they can successfully scale their games and provide higher revenue opportunities, respectively. It’s also providing a more complete suite to deliver best-in-class Return on Ad Spend (ROAS) to advertisers.

•

Having access to large pools of supply (game developers) and demand (those who advertise in those games) is a competitive advantage. While there is some overlap between Unity and ironSource’s Monthly Active Users (MAU) count, both companies bring unique, new supply and demand to the equation. In a world in which contextual analytics has become an increasingly important way to deliver favorable Lifetime Value (LTV) to Customer Acquisition Cost (CAC), scale matters.

•

We expect the combination of our business with ironSource’s to transform Unity’s financial profile at closing to that of a highly profitable and cash flow positive company, and are forecasting to reach a $1 billion EBITDA run-rate by the end of 2024.

Q.  Why not invest in a faster growth business (such as Create) or execute buybacks given Unity’s recent share price?

A.

•	ironSource will provide meaningful growth, structurally higher gross margins, and high cash flow generation when compared to the Create business (at least as Create stands today).

•	ironSource’s cash flow will enhance our ability to continue to invest in the growth of our businesses.

•	We have identified significant revenue and cost synergies that will further accelerate the growth of Operate beyond what could be expected from the combination of the two standalone businesses.

•

We expect that the combination of our business with ironSource’s to transform Unity’s financial profile at closing to that of a highly profitable and cash flow positive company, and are forecasting to reach a $1 billion EBITDA run-rate by the end of 2024.

Q:  So Unity is merging with an ad tech company?

A:

•	This is a truly unique deal for Unity.

•	Typically, we have acquired companies that are relevant to one side of our business.

•

While great synergies already exist between Create and Operate, the ironSource deal will bring something unique to both sides of these businesses and further help to integrate them with more value for our customers.

•

As you can see by the proposed ownership split outlined in the intent to merge press release, this is not a merger of equals. However, we plan to fully integrate ironSource into Unity should the deal close.

UNITY BUSINESS-RELATED QUESTIONS

Q:  Will Unity now have an office in ironSource’s hometown? Will Unity be looking to actively expand in ironSource’s region from this office?

A:  We will retain a strong presence in Israel with Tel Aviv being a strategic hub with R&D and business functions and will explore expansion opportunities when and if relevant.

Q:  I heard Unity just did layoffs – was part of that reason to find the cash for this deal?

A:

•	Our decision to combine with ironSource is unrelated to our recent reduction in force.

•

As a company, we evaluate M&A opportunities on a regular basis as we assess the performance of our business to make sure we are focusing on the right initiatives that drive the most value for our customers, our investors, and our securityholders.

Q:  What’s the rationale behind laying people off one week and planning to integrate another 1,400+ team members two weeks later?

A:

•

The two decisions, while not connected to each other, are the result of a regular process through which we assess our resources against business priorities and performance to make sure we focus on the right key areas that will help us deliver on our vision and our mission.

•

This process, while painful when it leads to difficult decisions that impact programs and people, allows us to identify where we need to double down and invest more to get closer to our goals. This is also why we’ve been working with people who were impacted by the layoffs on redistributing as many as we can into roles that more directly support these goals.

Q:  Does the ironSource team have duplicate technology and skill sets to Unity? Will integrating the team lead to more layoffs?

A:

•

The deal will bring together the Unity game engine and editor, Unity Ads, and the rest of Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, giving developers a seamless and interoperable way to create, grow, and monetize their creations across their lifecycle.

•

In the near term, ironSource’s mediation platform leveraging the combined strength of Unity’s and ironSource’s powerful ad networks and tools will deliver increased user reach and data scale, and provide improved monetization capabilities to publishers, with an increased return on ad spend to advertisers.

•

Telcos, another core constituent of the App Economy, will also benefit from the combination of Unity and ironSource, which will provide them with enhanced opportunities to leverage interactive gaming and RT3D experiences on-device.

•	Until the deal closes, we do not have any plans to reallocate resources at this time.

Q:  Is there more M&A activity coming?

A:  As a company, we evaluate M&A opportunities on a regular basis as we assess the performance of our business to make sure we are focusing on the right initiatives that help us position Unity for long-term growth.

Q:  Is Unity shifting away from its core business to become an ad tech company?

A:  No. Unity is about lowering the barriers for creators to make games / RT3D by providing easy access to the tools that allow them to succeed in their growth journey – from creation to monetization. This deal will allow us to enable more creators to monetize their games/content so they can successfully run a robust business while they create more games/content.

Q:  How does this affect Unity’s current customers and partners?

A:

•	The combined company will deliver more value to customers and partners.

•

ironSource complements Unity’s end-to-end platform, allowing creators to more easily create, run, publish, grow, and monetize live games and RT3D content in other and turbocharging Unity’ Create/Operate flywheel of growth to better support creators’ success.

•

ironSource brings a leading ad mediation platform; expanded cross-channel discovery, user acquisition, and monetization channels; and new creative and analytics capabilities which greatly complement Unity’s core creation tools, cloud, devops, professional services, game services, and creator destinations.

•	The combined reach of Unity & ironSource will provide added scale and data benefits, delivering better performance for customers, including improved ROAS for ad buyers and monetization for publishers.

Q:  With the merger of ironSource’s Supersonic offering, does this indirectly mean Unity is publishing games and competing with its customers?

A:

•	Offering the capability to publish a game is not the same as developing, actively marketing, and creating games that would directly compete in market with our customers.

•	Our sole goal is to help creators succeed, and facilitating ease in publishing an app or game is a critical step toward achieving that goal.

•	Supersonic will be enhancing our existing offering to provide them with best-in-class publishing support.

INTEGRATION-RELATED QUESTIONS

Q:  What’s the roadmap for the Unity+ ironSource product and technology integration?

A:

•	Together with ironSource, Unity will transform and streamline how live games, RT3D apps and services are made by turning today’s linear process into a deeply connected and interactive one.

•

By integrating creation and growth more tightly, creators will be able to leverage data on audience feedback to improve content from the earliest stage in the creation process, and throughout the content lifecycle. This will unlock a flywheel where data from growth feeds improvements in content which in turn drives more business success for the creation.

•

The deal will bring together the Unity game engine and editor, Unity Ads, and the rest of Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, giving developers a seamless and interoperable way to create, grow, and monetize their creations across their lifecycle.

•

In the near term, ironSource’s mediation platform leveraging the combined strength of Unity’s and ironSource’s powerful ad networks and tools will deliver increased user reach and data scale, and provide improved monetization capabilities to publishers, with an increased return on ad spend to advertisers.

•

Telcos, another core constituent of the App Economy, will also benefit from the combination of Unity and ironSource, which will provide them with enhanced opportunities to leverage interactive gaming and RT3D experiences on-device.

•	Until the deal closes, we cannot speculate on any specific timelines for integration.

Q:  How will the combined companies be managed/integrated?

A:

•	ironSource’s 1,400+ employees will be integrated over time into Unity’s Create and Operate businesses.

•	Unity CEO John Riccitiello and ironSource CEO Tomer Bar-Zeev are fully committed to a smooth integration that fully unlocks the power of our combined companies.

Q:  If Unity and ironSource merge ad tech platforms, how vulnerable will you be if Apple redacts IP as an identifier to mitigate fingerprinting?

A:

•	It will not make us more vulnerable.

•	Unity focuses on contextual data points and data derived from the strength of our incredible Made with Unity game portfolio.

•

The number of games made on the Unity Platform increased by 93% in the last year, and we draw on data from the more than 230,000 developers who make and operate over 750,000 apps using the Unity Platform. Synthesizing that volume of data through products like Audience Pinpointer allows us to provide contextual targeting capabilities without the need to rely on 1P data.

UNITY & IRONSOURCE CUSTOMER/COMMUNITY-RELATED QUESTIONS

Q:  What does this deal mean for me – a Unity Ads customer – regarding tech I’ve already invested in and implemented in my strategy? Will I lose any data or money in a transition?

A:  We are committed to minimizing any disruption to your business. As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

Q:  Unity has a mediation platform in beta coming out this summer. Will that no longer happen? And even if it does I assume that means I should deploy ironSource’s platform since it is more developed?

A:  Once the deal closes, we’ll be able to share more detail. Right now though, there are no plans to make changes to our platform or offerings.

Q:  What does this deal mean for me – an ironSource customer – regarding tech I’ve already invested in and implemented in my strategy? Will I lose any data or money in a transition?

A:  Once the deal closes, we’ll be able to share more detail. Right now though, there are no plans to make changes to our platform or offerings.

Q:  Unity is known for acquiring companies whose services and products never reach their audience. When can we expect to see value from this?

A:  Once the deal closes, we’ll be able to share more detail. Right now though, there are no plans to make changes to our platform or offerings.

Q:  Some of ironSource’s solutions sound somewhat similar to existing Unity offerings. What will happen to those with overlap?

A:  Once the deal closes, we’ll be able to share more detail. Right now though, there are no plans to make changes to our platform or offerings.

Q:  How does Unity remain neutral and unbiased with the merger of ironSource? Some of their businesses compete with developers?

A:

•	Both platforms will continue to work independently as they do today.

•	Supersonic will be enhancing our existing offering to provide them with best-in-class publishing support.

•	It’s important to note that offering the capability to publish a game is not the same as developing, actively marketing, and creating games that would directly compete in market with our customers.

•	Our sole goal is to help creators succeed, and facilitating ease in publishing an app or game is a critical step toward achieving that goal.

•

We will keep you informed of our progress, and once the deal closes, we will look at how to leverage the strengths of each company’s capabilities to deliver the best combination of value to our partners.

Q.  Are there any plans to sunset the brand of one of the companies?

A:

•	We are committed to minimizing any disruption to your business.

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings – both platforms will continue to work independently as they do today.

•	Once the deal closes, we’ll be able to share more detail.

Q:  What products will be the focus moving forward?

A:

•

The deal will bring together the Unity game engine and editor, Unity Ads, and the rest of Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, giving developers a seamless and interoperable way to create, grow, and monetize their creations across their lifecycle.

•

In the near term, ironSource’s mediation platform leveraging the combined strength of Unity’s and ironSource’s powerful ad networks and tools will deliver increased user reach and data scale, and provide improved monetization capabilities to publishers, with an increased return on ad spend to advertisers.

•

Telcos, another core constituent of the App Economy, will also benefit from the combination of Unity and ironSource, which will provide them with enhanced opportunities to leverage interactive gaming and RT3D experiences on-device.

Q:  What does this mean for me as an advertiser?

A:

•

The deal will bring together the Unity game engine and editor, Unity Ads, and the rest of Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, giving developers a seamless and interoperable way to create, grow, and monetize their creations across their lifecycle.

•

In the near term, ironSource’s mediation platform leveraging the combined strength of Unity’s and ironSource’s powerful ad networks and tools will deliver increased user reach and data scale, and provide improved monetization capabilities to publishers, with an increased return on ad spend to advertisers.

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings. Once the deal closes, we’ll be able to share more detail.

Q:  What does this mean for me as a publisher?

A:

•

The deal will bring together the Unity game engine and editor, Unity Ads, and the rest of Unity Gaming Services (UGS) with ironSource’s best-in-class mediation and publishing platforms, giving developers a seamless and interoperable way to create, grow, and monetize their creations across their lifecycle.

•

In the near term, ironSource’s mediation platform leveraging the combined strength of Unity’s and ironSource’s powerful ad networks and tools will deliver increased user reach and data scale, and provide improved monetization capabilities to publishers, with an increased return on ad spend to advertisers.

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings. Once the deal closes, we’ll be able to share more detail.

Q:  As a customer, do I continue using 2 systems? Are you merging any A) dashboards, B) offerings, and C) contracts?

A:

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings – inclusive of contract or billing elements. Both platforms will continue to work independently as they do today.

•	Once the deal closes, we’ll be able to share more detail.

Q:  Will there be any changes to business operations such as contract or billing?

A:

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings – inclusive of contract or billing elements. Both platforms will continue to work independently as they do today.

•	Once the deal closes, we’ll be able to share more detail.

Q:  As a customer, do you recommend we skip Unity Mediation and use ironSource’s instead?

A:

•	Right now, there are no plans to make changes to our platform or offerings – inclusive of contract or billing elements. Both platforms will continue to work independently as they do today.

•	Once the deal closes, we’ll be able to share more detail.

Q:  Do I have the same point of contact or account team?

A:

•

Right now, there are no plans to make changes to our platform or offerings – inclusive of contract or billing elements, or your point of contact. Both platforms will continue to work independently as they do today.

•	Once the deal closes, we’ll be able to share more detail.

Q:  Does this mean I should change how I work with Unity and ironSource?

A:

•	No. Both platforms will continue to work independently as they do today.

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings – inclusive of contract or billing elements. Once the deal closes, we’ll be able to share more detail.

Q:  What does it mean for Unity and ironSource DSP, Mediation and App Bidding partners?

A:

•	Both platforms will continue to work independently as they do today.

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings – inclusive of contract or billing elements. Once the deal closes, we’ll be able to share more detail.

Q:  Will I be able to buy from both ironSource and Unity even after the deal is closed? Or will you consolidate the buying channels?

A:

•	Both platforms will continue to work independently as they do today.

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	Right now, there are no plans to make changes to our platform or offerings – inclusive of contract or billing elements. Once the deal closes, we’ll be able to share more detail.

Q:  Will your inventory change after the merger?

A:

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	For now, both platforms will continue to work independently as they do today, and there are no plans to make changes to our platform or offerings.

•	Once the deal closes, we’ll be able to share more detail.

Q:  Will there be any platform/product consolidation and how does that impact our API or RTB connection with Unity and ironSource?

A:

•	As we look to integrate ironSource’s complementary products and data capabilities, we will ensure a seamless transition with ample communication ahead of what we will be doing.

•	For now, both platforms will continue to work independently as they do today, and there are no plans to make changes to our platform or offerings.

•	Once the deal closes, we’ll be able to share more detail.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its

Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.